Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120

E. Taylor Brody
ebrody@stradley.com
215-564-8071

January 24, 2023

Filed via EDGAR
Ms. Jaea Hahn
Mr. Jeff Long
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Subject:	Filing on Form N-14 for Delaware Group® Equity Funds V (File No. 333-268917) and Delaware Group® Equity Funds IV (File No. 333-268916)

Dear Ms. Hahn and Mr. Long:
On behalf of Delaware Group® Equity Funds V and Delaware Group® Equity Funds IV (each, a “Registrant”), submitted herewith under the EDGAR system, are the responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you communicated with regard to the Registrants’ Combined Information Statement/Prospectus on Form N-14 (the “Information Statement/Prospectus”).  The Information Statement/Prospectus was filed as part of the proposed reorganization of: (i) the Delaware Total Return Fund series of Delaware Group Equity Funds IV and the Delaware Strategic Allocation Fund series of Delaware Group Foundation® Funds into Delaware Wealth Builder Fund, a series of the Delaware Group® Equity Funds V; (ii) the Delaware Equity Income Fund series of Delaware Group® Equity Funds IV into Delaware Growth and Income Fund, also a series of Delaware Group Equity Funds IV; and (iii) the Delaware Mid Cap Value Fund series of Delaware Group Equity Funds I into the Delaware Opportunity Fund series of Delaware Group Equity Funds IV.
Each comment from the Staff is summarized below, followed by the Registrant’s response to the comment.  Terms not defined herein shall have the meaning set forth for that term in the Information Statement/Prospectus.
Accounting Comments

1.	Comment: Please clarify supplementally whether expenses waived are recoupable.

Response: The Registrant confirms that waived expenses under the applicable Funds’ expense limitation arrangements are not subject to recoupment.

2.
Comment: The Staff notes that the net expense ratios for certain share classes of the Funds do not align with the stated expense limitation amounts per the footnotes to the fee tables. Please revise the net expense ratios in each fee table, as applicable, to align each Fund’s net expense ratio with the current expense cap in place for the applicable share class of each Fund.

Response: The fee table figures have been revised as requested.

3.
Comment: We note that the net expense ratios for certain classes of the Funds appear to reflect a waiver beyond the Manager’s stated commitment (e.g., 1 basis point in several cases). Please review the waiver amounts and disclosed expense ratios globally and reconcile as appropriate, ensuring that the information aligns with the current expense limitation arrangements.

Response: The Registrant has reviewed the fee and expense information and revised the disclosure where appropriate in response to this comment.

4.	Comment: With respect to multiple target funds reorganizing into a single acquiring fund, please provide a combined fee table for ease of comparison.

Response: The Registrant has revised the format of the table as requested in response to this comment.

5.
Comment: In the introductory narrative to the performance section, please include references to each Fund’s full name for clarity, in addition to indicating whether the Fund is the acquiring or acquired Fund in each Reorganization.

Response: The requested change will be made.

6.	Comment: Please confirm whether there are plans for portfolio repositioning as part of each Reorganization. If repositioning is anticipated, we may have further comments.

Response: The Registrant confirms that no portfolio repositioning is planned prior to each Reorganization.

7.
Comment: Please disclose the anticipated cost of each Reorganization. Additionally, with respect to the Reorganization of the Delaware Mid Cap Value Fund into Delaware Opportunity Fund, please clarify why the allocation of the costs to be borne by the Funds differs from the allocation with respect to each other Reorganization.

Response: The anticipated costs will be added as requested. The Registrant notes that anticipated expense allocations as described in the Information Statement/Prospectus and form of Agreement and Plan of Reorganization were determined based on discussions with each Fund’s Board of Trustees. At the Board’s request, in light of such discussions, the Manager adjusted the proposed cost allocation with respect to the above-referenced Reorganization.

8.
Comment: In the capitalization tables on page73, please update the pro forma adjustments column to reflect the costs of each Reorganization to be incurred by the Funds consistent with footnote 2 to each table.

Response: The requested changes will be made.

Legal Comments

9.
Comment: With respect to the Reorganization of the Delaware Equity Income Fund into the Delaware Growth and Income Fund, the Staff notes that the Acquiring Fund does not invest principally in ETFs, whereas the Acquired Fund does have authority to invest principally in ETFs. Please clarify whether, in light of this difference, the Acquired Fund anticipates repositioning its portfolio prior to the Reorganization.

Response: The Registrant confirms none of the Acquired Funds will be repositioned before the Reorganization.

10.
Comment: We note that certain Acquiring Funds disclose principal risks that are not identified as principal risks of the corresponding Acquired Fund (for example, leverage risk and government regulatory risk). Please revise the narrative disclosure to clarify and highlight any material differences in the principal investment strategies and principal risks of each Acquiring Fund as compared to its corresponding Acquired Fund.

Response: The disclosure will be revised as requested.

11.
Comment: Certain risks (such as leverage risk) do not appear to correspond to a principal investment strategy. Please clarify the reason for this supplementally, or revise the disclosure as appropriate.

Response: The principal investment strategies and principal risks identified for each Acquiring Fund and Acquired Fund in the Information Statement/Prospectus align with the Fund’s current prospectus disclosure. Accordingly, the Registrant respectfully declines to revise the Information Statement/Prospectus to avoid any potential confusion or inconsistency with the applicable prospectus.

12.
Comment: With respect to the Reorganization of the Delaware Strategic Allocation Fund into the Delaware Wealth Builder Fund, the Acquiring Fund may invest up to 45% of the Fund’s total assets in high yield debt securities, whereas the Acquired Fund does not invest principally in high yield debt. Please supplementally confirm the statement that “the Acquired Fund and the Acquiring Fund share a similar risk/return profile” on page 17 is accurate.

Response: The Registrant so confirms.

13.
Comment: Under the heading “What is the historical portfolio turnover of each of the Funds,” the narrative disclosure immediately following the table provides as follows: “Higher turnover should be expected for the Reorganization of each of the Delaware Total Return Fund and Delaware Strategic Allocation Fund into the Delaware Wealth Builder Fund, respectively, as holdings overlap is relatively lower than the other Reorganizations described herein. Additional capital gains may be incurred due to unforeseen shareholder redemptions.” Please clarify whether this refers to turnover due to sales of portfolio securities, or anticipated portfolio repositioning. Please supplementally confirm any repositioning and/or related costs are not anticipated to be material.

Response: The Registrant supplementally confirms there are no material repositioning costs anticipated to result from any of the Reorganizations.

14.
Comment: Please summarize the effect of each Reorganization on Fund fees and expenses (e.g., in narrative disclosure adjacent to the fee and expense tables, indicate whether fees are anticipated to increase, decrease, or remain the same as a result of the Reorganization, including the reasons for any decrease).

Response: The requested disclosure has been added.

15.	Comment: Consider reformatting the fee and expense tables to reflect the classes as rows instead of expense captions, so that each merging class is adjacent to the class into which it will be merged.

Response: The Registrant respectfully believes the fee table format is clear and logically organized, and accordingly declines to invert the columns and rows as requested.

16.	Comment: Please supplementally confirm whether the Board considered factors that weighed against the approval of the Reorganization.

Response: The Registrant respectfully notes that the discussion in the “Board Considerations” section contains a description of the material factors considered by the Board in their approval of each Reorganization. The Registrant believes such disclosure comports with the requirements of Form N-14.

* * * * *

Please do not hesitate to contact me at (215) 564-8071 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Taylor Brody
Taylor Brody

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